KKR REAL ESTATE SELECT TRUST INC.

SUPPLEMENT NO. 1 DATED JUNE 4, 2024

TO THE PROSPECTUS DATED APRIL 25, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus (“Prospectus”) of KKR Real Estate Select Trust Inc. dated April 25, 2024. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Fund,” “KREST,” “we,” “us,” or “our” refer to KKR Real Estate Select Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to update the Prospectus, including updating information with respect to our operations.

Updates to the Prospectus

NET ASSET VALUE

The following disclosure is inserted below the section of the Prospectus titled “Net Asset Value — Valuation of Investments”:

Shareholder Priority Plan

On June 4, 2024, KKR Alternative Assets LLC (“KAA”), an affiliate of the Adviser, contractually committed to the Fund to continue to hold 7,732,435.9980 of Class I Shares currently owned by KAA, representing approximately $200 million based on the Fund’s NAV as of May 28, 2024 (the “Support Shares”), through June 1, 2027 and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of $27.00 on June 1, 2027. If on June 1, 2027 the Fund’s NAV per share is less than $27.00 per share for any share class, KAA will contribute to the Fund as many of the Support Shares as are required, up to the maximum number of Support Shares, to reduce the number of outstanding shares and increase the NAV per share for each class of the Fund’s shares up to $27.00 per share (the “Shareholder Priority Plan”). If the Fund’s NAV per share for any class on June 1, 2027 is less than $27.00 per share and the contribution of all of the Support Shares is not sufficient to cause the NAV per share for each class to equal $27.00 per share, KAA will contribute all such Support Shares to support the Fund’s NAV per share on such date. While the Shareholder Priority Plan is a contractual obligation to support the Fund’s NAV per share, there is no guarantee that the contribution of the Support Shares will be sufficient to achieve a $27.00 per share NAV on June 1, 2027. For the avoidance of doubt, KAA is not obligated to contribute any of the Support Shares prior to June 1, 2027, and KAA is not obligated to contribute any of the Support Shares if the NAV per share for each class equals or exceeds $27.00 per share on June 1, 2027.

RISKS

The following disclosure supersedes and replaces the third paragraph of the section of the Prospectus titled “Risks — Valuation Risk”:

Within the parameters of the Fund’s valuation guidelines and applicable SEC and accounting rules and guidance, the valuation methodologies used to value the Fund’s private commercial real estate investments will involve subjective judgments and projections that may not materialize. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not materialize. Valuations and appraisals of the Fund’s private commercial real estate investments will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond the Fund’s control and the control of the Adviser and the Independent Valuation Advisor and any third party pricing services. Valuations and appraisals of the Fund’s private commercial real estate investments are only conducted on a periodic basis. If the relevant asset’s value changes after such appraisal, it will be difficult for KKR to quantify the impact of such change and the necessary information to make a full assessment of the value may not be immediately available, which may require the Adviser to make an assessment of fair value with incomplete information. The participation of KKR in our valuation process could result in a conflict of interest, since the Management Fee is based on our average daily net assets and KAA’s obligations under the Shareholder Priority Plan are tied to our NAV per share. Pursuant to the requirements of Rule 2a-5, the Adviser will ensure that portfolio managers do not exert substantial influence on the valuation of portfolio investments. A material change in a private commercial real estate investment or a new appraisal of a private commercial real estate investment may have a material impact on our overall NAV, resulting in a sudden increase or decrease to our NAV per share. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material.